ALLBRITTON COMMUNICATIONS COMPANY
                        1000 Wilson Boulevard, Suite 2700
                               Arlington, VA 22209




September 11, 2009

Via EDGAR

Mr. Joe Cascarano
Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C.  20549

Re:      Allbritton Communications Company
         SEC Comment Letter dated August 27, 2009

Dear Mr. Cascarano:

By this letter, I am confirming our conversation today pursuant to which we agreed that Allbritton Communications Company (the "Company") will have until September 15, 2009 to respond to the above-referenced comment letter from the Securities and Exchange Commission. As we discussed, the Company has been actively preparing its response to the comment letter and requested the additional time in order to finalize the response.

If you have any questions concerning the foregoing, please contact me at (703) 647-8700.

Sincerely,

/s/ Elizabeth A. Haley

Elizabeth A. Haley
Vice President and Controller



cc:      Mr. Larry Spirgel, United States Securities and Exchange Commission
         Mr. Michael Fay, United States Securities and Exchange Commission
         Mr. Robert Littlepage, United States Securities and Exchange Commission Mr. Stephen P. Gibson, Allbritton Communications Company